August 3, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (559) 665-7066

Mr. Phil Hamilton
President and Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA  93610

Re:	Global Diversified Industries, Inc.
Form 10-KSB for the year ended April 30, 2004
      Filed August 17, 2004
      File No. 333-83231

Dear Mr. Hamilton:

      We have reviewed your response letter dated August 2, 2005 and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note in your revised accounting policy in response to comment 4 that you measure progress-to-completion using a cost-to-cost approach under an input method. Output methods, such as units-delivered, measure results directly and are generally the best measure of progress toward completion in circumstances in which reliable output measures can be established. Please tell us what consideration you gave to using an output measure, such as units-delivered, in determining the appropriate method to measure progress-to-completion.
In your response, please tell us whether your modular structures have similar unit revenues and costs.

2. We note your response to comment 7 that the application of SOP
81-
1 will not have an impact on your financial statements. We make reference to your revenue recognition policy on page F-11 in your Form 10-KSB filed on August 17, 2004 where you disclose, in part, that revenue is not recognized until delivery has occurred. Since your use of an input measure of cost-to-cost does not directly correlate to the recognition of revenue when the item is delivered, please further explain to us how you determined that the application of SOP 81-1 will not have an impact on your historical financial statements.

3. Please file your August 2, 2005 letter on EDGAR in response to this comment.


*  *  *  *
	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Phil Hamilton
Global Diversified Industries, Inc.
August 3, 2005
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